February 12, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX   863-425-5526

Mr. Richard G. Hunter
Chief Executive Officer and Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

      RE: **Food Technology Service, Inc.**
              Form 10-KSB/A for the year ended December 31, 2005
              Filed March 31, 2006
              File No. 000-19047

Dear Mr. Hunter:

      We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

              Sincerely,

              Joshua S. Forgione
              Assistant Chief Accountant